Exhibit 1

NEWS RELEASE
LACLEDE GAS


                         Contact:  Richard N. Hargraves
                                   (314) 342-0652

FOR IMMEDIATE RELEASE
October 28, 1999


                LACLEDE GAS ANNOUNCES FISCAL 1999 RESULTS


     ST. LOUIS - Laclede Gas Company (NYSE: LG) today released the attached, unaudited Statement of Consolidated Income for fiscal year 1999 - the twelve-month period ending September 30, 1999.

     Excluding a one-time charge recorded in fiscal 1999, earnings were slightly above those of fiscal 1998 - $28.0 million in fiscal 1999 compared with $27.8 million in fiscal 1998 - despite the fact that the weather in our service area was 6% warmer this year than last, 12% warmer than normal, and the seventh warmest on record in the St. Louis area. However, the adverse impact of the weather was offset by reductions in expenses resulting from Laclede's cost-control efforts as well as regulatory accounting changes instituted July 1, 1998, as part of the settlement of the Company's 1998 rate case.

     The non-recurring charge against 1999 earnings - $2 million net of income taxes - resulted from the Company's minority participation in Clark Enterprises, a civic-minded entity comprised of a group of St. Louis firms that owned the St. Louis Blues National Hockey League team and also financed and operated the Kiel Center in downtown St. Louis. The recent acquisition by the Laurie family of the assets of Clark Enterprises was negotiated and completed in a brief period during September 1999. The impact of this non-recurring charge was to reduce Laclede's fiscal 1999 earnings by 11 cents per share, to $1.43 (on average shares outstanding of 18,138,261), compared with $1.58 per share last year (on average outstanding of 17,597,591).

     Laclede's Annual Report to Shareholders for fiscal 1999 will be mailed to shareholders and employees around the middle of December.








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
                                UNAUDITED
STATEMENTS OF CONSOLIDATED INCOME

Laclede Gas Company
and Subsidiary Companies
(In Thousands, Except Per Share Amounts)
                                    Three Months Ended    Twelve Months Ended
                                       September 30,         September 30,
                                      1999       1998       1999       1998
                                      ----       ----       ----       ----
Operating Revenues:
  Utility operating revenues        $ 50,408  $ 56,654   $473,710   $548,192
  Non-utility operating revenues       5,338     2,762     17,878     13,795
                                    ------------------   -------------------
  Total operating revenues            55,746    59,416    491,588    561,987
                                    ------------------   -------------------

Operating Expenses:
  Utility operating expenses
    Natural and propane gas           13,957    20,883     246,350    311,869
    Other operation expenses          18,823    20,143      83,762     86,183
    Maintenance                        4,902     4,594      19,583     18,720
    Depreciation and amortization      5,471     5,267      21,490     25,310
    Taxes, other than income taxes     6,324     6,631      41,669     43,782
                                    ------------------    -------------------
  Total utility operating expenses    49,477    57,518     412,854    485,864                   Non-utility operating expenses
   5,144     2,577      17,245     12,659
                                    ------------------    -------------------
  Total operating expenses            54,621    60,095     430,099    498,523
                                    ------------------    -------------------
Operating Income                       1,125      (679)     61,489     63,464
Other Income and Income Deductions-
  Net                                 (3,019)*     273        (473)*    1,139
                                    ------------------    -------------------
Income Before Interest and
  Income Taxes                        (1,894)     (406)     61,016     64,603
                                    ------------------    -------------------

Interest Charges:
  Interest on long-term debt           3,784     3,347      13,966     14,797
  Other interest charges               1,209     1,809       6,627      6,473
                                    ------------------    -------------------
    Total interest charges             4,993     5,156      20,593     21,270
                                    ------------------    -------------------
Income Before Income Taxes            (6,887)   (5,562)     40,423     43,333
Income Taxes                          (2,909)   (2,357)     14,361     15,441
                                    ------------------    -------------------
Net Income                            (3,978)   (3,205)     26,062     27,892
Dividends on Preferred Stock              24        24          97         97
                                    ------------------    -------------------
Earnings Applicable to Common Stock $ (4,002)  $(3,229)   $ 25,965   $ 27,795
                                    ==================    ===================
Average Number of Common
  Shares Outstanding                  18,878    17,628      18,138     17,598

Earnings Per Share of Common Stock     $(.21)    $(.18)      $1.43      $1.58

NOTE: Certain prior-period amounts have been reclassified to conform to current-year presentation.
*Includes a one-time pre-tax charge of $3,247,000.
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